

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 22, 2016

Frank De Costanzo
Chief Financial Officer
Eagle Bulk Shipping Inc.
300 First Stamford Place, 5th Floor
Stamford, Connecticut 06902

> **Re: Eagle Bulk Shipping Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 31, 2016**
> **File No. 001-33831**

Dear Mr. De Costanzo:

We have reviewed your December 20, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Vessel Lives and Impairment, page 63

1. We note your response to prior comment 1 and the proposed disclosure related to the sensitivity of your impairment testing had you used five or ten year historical average rates. However, we continue to believe that for the investor to understand any potential risk, the rates used in your analysis should be disclosed in context as to how much they could vary before an impairment would be recorded. In this regard, please revise to provide at risk disclosures in terms of failing your impairment test with current rate assumptions. If you are not at risk in terms of failing your test, please state this fact.

Frank De Costanzo
Eagle Bulk Shipping Inc.
December 22, 2016
Page 2

Report of Independent Registered Public Accounting Firm, page F-4

2. We note from your response to prior comment 4 that you propose to revise the audit
    report in your December 31, 2016 10-K. As originally requested, please amend the Form
    10-K for the year ended December 31, 2015 to include the appropriate audit report so that
    all periods presented in your 10-K are covered by the audit.

    We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

    You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please
contact me at 202-551-3379 with any other questions.

                                        Sincerely,

                                        /s/ Lyn Shenk for

                                        Melissa Raminpour
                                        Branch Chief
                                        Office of Transportation and Leisure